Filed by: The Stanley Works
                          Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934

                                             Subject Company: The Stanley Works
                                                     Commission File No. 1-5224
                                          Registration Statement No.: 333-89200





FOR IMMEDIATE RELEASE

Stanley Works Provides Update on Shareholder Vote

New Britain, Connecticut, June 3, 2002 ... The Stanley Works (NYSE: SWK) today provided the following update on the shareholder vote regarding its proposed reincorporation in Bermuda. The Company filed its registration statement for review with the SEC on May 28, 2002. Once the SEC approves the registration statement, the company will schedule a special meeting of shareholders to vote on the proposal.

The Company also reiterated that, while it believes that the shareholder vote on May 9, 2002 was fair and appropriate, a number of concerns were raised about the vote. Since even the appearance of impropriety is unacceptable, its board of directors authorized a revote on the reorganization to eliminate any confusion and to ensure that the company acts in accordance with the shareholders' wishes. The company believes that there is no reason for the revote to be delayed and that the investigation requested today by Connecticut Attorney General Blumenthal is unnecessary and unwarranted.



The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on Form S-4 was filed with the Securities and Exchange Commission ("SEC") and will contain a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement will be available at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available without charge at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement/prospectus relating to the annual meeting of The Stanley Works contained in the Form S-4 of The Stanley Works, Ltd. filed with the SEC on April 2, 2002.